Form 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
[ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
(Last)	(First)	(Middle)
Hoy	Thomas	L.
(Street)	(City)	(State)	(Zip Code)
Arrow Financial Corporation 250 Glen Street	Glens Falls	NY	12801

2. Issuer Name and Ticker or Trading Symbol
Arrow Financial Corporation (AROW)

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4. Statement for Month/Day/Year
December 18, 2002

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
[x] Director
[ ] 10% Owner
[X ] Officer	(title) President & CEO
[ ] Other	(specify)

7. Individual or Joint/Group Filing (Check Applicable Line)
[X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Trans- action Date (M/D/Y)	2A. Deemed Execu- tion Date, if any (M/D/Y)	3. Trans- action Code		4. Securities Acquired(A) Disposed(D)			5. Amount of Securities Beneficially Owned Following Reported Transactions	6. Ownership Form Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock	None							39	I	ESPP
Common Stock	None							356	I	By Wife in DRIP
Common Stock	None							18,903	I	ESOP
Common Stock	None							42,983	D
Common Stock	None							5,407	D	In IRA
Common Stock	None							985	I	In Wife's IRA
Common Stock	None							247	I	SEP

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Tran- action Date (M/D/Y)	3A. Deemed Execution Date, if Any (M/D/Y)	4. Trans- action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (M/D/Y)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date
Employee Stock Option (Right to Buy)	$8.10							AA	11/30/04
Employee Stock Option (Right to Buy)	$10.07							AA	11/24/05
Employee Stock Option (Right to Buy)	$15.04							AA	11/27/06
Employee Stock Option (Right to Buy)	$21.65							AA	11/26/07
Employee Stock Option (Right to Buy)	$21.65							AA	11/26/07
Employee Stock Option (Right to Buy)	$19.05							AA	11/18/08
Employee Stock Option (Right to Buy)	$18.17							AA	12/15/09
Employee Stock Option (Right to Buy)	$16.86							AA	12/20/10
Employee Stock Option (Right to Buy)	$27.03							AA	12/19/11
Employee Stock Option (Right to Buy)	$33.92	12/18/02		J(1)		10,000		AA	12/18/12

Table II (Continued)

1. Title of Derivative Security	7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	Common	18,209	AA	9,148	D
Employee Stock Option (Right to Buy)	Common	12,256	AA	9,192	D
Employee Stock Option (Right to Buy)	Common	19,101	AA	10,289	D
Employee Stock Option (Right to Buy)	Common	12,893	AA	12,893	D
Employee Stock Option (Right to Buy)	Common	5,298	AA	5,298	I (by Family Trust)
Employee Stock Option (Right to Buy)	Common	16,538	AA	16,538	D
Employee Stock Option (Right to Buy)	Common	17,640	AA	8,820	D
Employee Stock Option (Right to Buy)	Common	17,640	AA	13,231	D
Employee Stock Option (Right to Buy)	Common	10,500	AA	10,500	D
Employee Stock Option (Right to Buy)	Common	10,000	AA	10,000	D

Explanation of Responses:

AA = Exercisable over a four year period, one quarter each year beginning one year after the date of the grant.

J(1)= 2002 Option grant

Signature of Reporting Person

Gerard R. Bilodeau

Attorney in Fact

Date:

12/20/02